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FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

 1. Name and Address of Reporting Person*

Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit (1)

(Last)            (First)            (Middle)

Eleven Madison Avenue

(Street)

New York,     New York     10010

(City)      (State)          (Zip)

2. Date of Event Requiring Statement (Month/Day/Year) April 21, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

Sirna Therapeutics, Inc. (RNAI)

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

      Director

  X  10% Owner

      Officer (give title below)

      Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	11,531,987	I	(1), (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly of indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrant (right to buy)	4/21/03	4/20/08	Common Stock	2,385,679	$2.52/sh.	I	(1), (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses: See Attachment A

Credit Suisse First Boston, on behalf of Credit Suisse First Boston business unit

/s/ Ivy B. Dodes, Managing Director,

May 1, 2003
** Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002

Attachment A

EXPLANATION TO RESPONSES:

Reporting Person	Issuer Name and Ticker Symbol	Statement for MM/DD/YY
Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit (1) Eleven Madison Avenue New York, New York 10010	Sirna Therapeutics, Inc. (RNAI)	4/21/03

(1)                                  In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Form 3 is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”).  The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”).  The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds.  Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide.  The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.  The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation.  The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010.  The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.  CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company.  Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company, is a registered broker-dealer and the successor company of Credit Suisse First Boston Corporation (“CSFBC”). CSFB-USA is the sole member of CSFB LLC.  The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

CSG is a global financial services company with two distinct business units.  In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit.  CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person.  CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse

Financial Services business unit) may beneficially own shares of the securities of the issuer to which this Form relates (the “Shares”) and such Shares are not reported in this statement.  CSG expressly disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person.  The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

Sprout Capital IX, L.P. (“Sprout IX”) and Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”) and Sprout IX Plan Investors, L.P. (“Plan Investors”) are Delaware limited partnerships which make investments for long term appreciation.  DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CSFB-USA, acts as a venture capital partnership management company.  DLJCC is also the general partner of Sprout Entrepreneurs and the managing general partner of Sprout IX and, as such, is responsible for their day-to-day management.  DLJCC makes all of the investment decisions on behalf of Sprout IX and Sprout Entrepreneurs.  DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX.  DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of CSFB-USA, is the managing general partner of Associates IX.  DLJ LBO Plans Management Corporation II (“DLJLBO”), a Delaware corporation, is the general partner of Plan Investors and, as such, is responsible for its day-to-day management.  DLJLBO makes all of the investment decisions on behalf of Plan Investors.  DLJLBO is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which, in turn, is a wholly-owned subsidiary of CSFB-USA.  The address of the principal business and office of each of CSFB-USA, DLJSC, Sprout IX and Sprout Entrepreneurs is Eleven Madison Avenue, New York, New York 10010.

(2)                                  Includes 493,427 shares of Common Stock held of record by Sprout IX Plan Investors, L.P., 42,109 shares of Common Stock held of record by Sprout Entrepreneurs Fund, L.P., 10,684,732 shares of Common Stock held of record by Sprout Capital IX, L.P. and 23,419 shares of Common Stock held of record by DLJ Capital Corporation.  Also includes 288,300 shares of Common Stock held of record by James Niedel, M.D., Ph.D., a consultant to and not an employee of CSFBI and a Director of Sirna Therapeutics, Inc.  The Reporting Person expressly disclaims beneficial ownership of the securities held by Dr. Neidel.

(3)                                  Includes 102,077 shares of Common Stock issuable upon exercise of warrants held of record by Sprout IX Plan Investors, L.P., 8,711 shares of Common Stock issuable upon exercise of warrants held of record by Sprout Entrepreneurs Fund, L.P., 2,210,404 shares of Common Stock issuable upon exercise of warrants held of record by Sprout Capital

IX, L.P. and  4,845 shares of Common Stock issuable upon exercise of warrants held of record by DLJ Capital Corporation.  Also includes 59,642 shares of Common Stock issuable upon exercise of a warrant held of record by Dr. Niedel.  The Reporting Person expressly disclaims beneficial ownership of the securities held by Dr. Neidel.